# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Real Estate Income Trust Inc., CIK 0001756761
CUSIP: 46144C301
Title of class of securities: Class I Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2300 N. Field Street, Suite 1200, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-259136
Filed by CIK 0000020430

## Reporting persons
- Invesco Advisers, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,972,368; sole dispositive power 0; shared dispositive power 2,972,368; aggregate amount beneficially owned 2,972,368 (13.1% of the class)
  Comment: This Schedule 13G relates to the following classes of Securities: Class D Common Stock, par value $0.01 per share (CUSIP 46144C103), Class E Common Stock, par value $0.01 per share (CUSIP 46144C202), Class I Common Stock, par value $0.01 per share (CUSIP 46144C301), Class S Common Stock, par value $0.01 per share (46144C400), and Class T Common Stock, par value $0.01 per share (CUSIP 46144C509).
  Lines 6, 8 and 9 include (a) 92,432 shares of Class E Stock held directly by Invesco Advisers, Inc. ("IAI"), (b) 351,856 shares of Class D Stock, 311,283 shares of Class I Stock, 351,856 shares of Class S Stock and 351,856 shares of Class T Stock held indirectly by IAI through Invesco Realty, Inc. ("IRI"), which is a wholly owned subsidiary of IAI, and (c) 678,670 shares of Class I Stock and 834,415 shares of Class E Stock held directly by Invesco Global Property Plus Fund ("IGP+"), which is advised by IAI.
  Line 11 is based on a total of 22,638,679 shares of Common Stock issued and outstanding as of February 1, 2025.
- Invesco Ltd.: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,972,368; sole dispositive power 0; shared dispositive power 2,972,368; aggregate amount beneficially owned 2,972,368 (13.1% of the class)
  Comment: This Schedule 13G relates to the following classes of Securities: Class D Common Stock, par value $0.01 per share (CUSIP 46144C103), Class E Common Stock, par value $0.01 per share (CUSIP 46144C202), Class I Common Stock, par value $0.01 per share (CUSIP 46144C301), Class S Common Stock, par value $0.01 per share (46144C400), and Class T Common Stock, par value $0.01 per share (CUSIP 46144C509).
  Lines 6, 8 and 9 include (a) 92,432 shares of Class E Stock held directly by IAI, which is a wholly owned of Invesco Ltd., (b) 351,856 shares of Class D Stock, 311,283 shares of Class I Stock, 351,856 shares of Class S Stock and 351,856 shares of Class T Stock held indirectly by IAI through IRI, which is a wholly owned subsidiary of IAI, and (c) 678,670 shares of Class I Stock and 834,415 shares of Class E Stock held directly by IGP+, which is advised by IAI.
  Line 11 is based on a total of 22,638,679 shares of Common Stock issued and outstanding as of February 1, 2025.

## Item 1. Issuer
Name of issuer: Invesco Real Estate Income Trust Inc.
Address of issuer's principal executive offices: 2300 N. Field Street, Suite 1200, Dallas, Texas, 75201

## Item 2. Person Filing
Name of person filing: This Schedule 13G is jointly filed by Invesco Advisers, Inc. (IAI) and Invesco Ltd (IVZ and, together with IAI, the Reporting Persons). IAI is an investment adviser. IVZ is parent holding company control person.
Address of principal business office or, if none, residence: 1331 Spring St. NW Suite 2500, Atlanta, GA 30309
Citizenship:
IAI is a corporation incorporated under the laws of Delaware.
IVZ is a company organized under the laws of Bermuda.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons beneficially own, in the aggregate, 2,972,368 shares of Common Stock.
Percent of class: 13.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,972,368
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,972,368

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G are beneficially owned by investment advisory clients which may include investment companies registered under the Investment Company Act and/or other separately managed accounts. IGP+, which is advised by IAI, and IRI, which is wholly owned by IAI, each beneficially owns over 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Cover Page

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Invesco Advisers, Inc.: /s/ Tina Carew, Tina Carew/Attorney in Fact* (02/13/2025)
- Invesco Ltd.: /s/ Tina Carew, Tina Carew/Attorney in Fact* * (02/13/2025)
Comment: * Pursuant to a power of attorney which is incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Person on April 26,
2024.
** Pursuant to a power of attorney which is incorporated herein by reference to Exhibit 24.3 to the Form 3 filed by the Reporting Person on April 26,
2024.